                                                                  EXHIBIT (g)(1)

Management's Responsibility for the Financial Statements

The accompanying consolidated financial statements and all information in this Annual Report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. Financial statements are not precise since they include certain amounts based upon estimates and judgments. When alternative accounting methods exist, management has chosen those it deems to be most appropriate to ensure fair and consistent presentation. The financial information presented elsewhere in this Annual Report is consistent with that in the financial statements. CCL maintains financial and operating systems which include appropriate and effective internal controls. Such systems are designed to provide reasonable assurance that the financial information is reliable and relevant, and that CCL's assets are appropriately accounted for and adequately safeguarded. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee. The Audit Committee, comprised of outside directors, is appointed by the Board of Directors and reviews the financial statements and Management's Discussion and Analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board of Directors the independent auditors for appointment by the shareholders. The Audit Committee reports its findings to the Board of Directors for consideration when approving the annual financial statements for issuance to the shareholders. These consolidated financial statements have been audited by KPMG, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. KPMG have full and free access to, and meet periodically with, the Audit Committee.



/s/ W.M.E. McLeod                       /s/ M.H. Snider

W.M.E. McLeod                           M.H. Snider
President and Chief Executive Officer   Senior Vice President Finance and
                                        Administration
February 7, 1997



Auditors' Report

To the Shareholders of CCL Industries Inc.

We have audited the consolidated balance sheets of CCL Industries Inc. as at December 31, 1996 and 1995, and the consolidated statements of income, retained earnings, and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995, and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.


/s/ KPMG

KPMG                                    Chartered Accountants
Toronto, Canada                         February 7, 1997

Consolidated Statements of Income
Years ended December 31, 1996 and 1995



(in thousands of dollars)                                1996              1995
-------------------------------------------------------------------------------
SALES                                              $1,151,546        $  979,318
-------------------------------------------------------------------------------
Income from operations before undernoted items        120,953           100,991
-------------------------------------------------------------------------------
Depreciation                                           37,872            33,297

Amortization of goodwill and other assets               7,918             4,354

Interest (note 5)                                      18,653            11,952
-------------------------------------------------------------------------------
                                                       64,443            49,603
-------------------------------------------------------------------------------
Income before income taxes                             56,510            51,388

Income taxes (note 8)                                  17,864            18,620
-------------------------------------------------------------------------------
NET INCOME                                         $   38,646        $   32,768
-------------------------------------------------------------------------------
EARNINGS PER CLASS B SHARE (note 7)                $     1.13        $      .98
-------------------------------------------------------------------------------


Consolidated Balance Sheets
As at December 31, 1996 and 1995


(in thousands of dollars)                                1996              1995
-------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and short-term investments                  $   19,148        $    8,210
  Accounts receivable                                 170,883           150,519
  Inventories (note 3)                                134,078           115,685
-------------------------------------------------------------------------------
                                                      324,109           274,414

Property, plant and equipment (note 4)                336,277           326,285
Other assets                                           21,236            19,737
Goodwill                                              171,380           171,176
-------------------------------------------------------------------------------
                                                   $  853,002        $  791,612
-------------------------------------------------------------------------------
LIABILITIES
Current liabilities
  Bank advances (note 5)                           $    9,656        $   53,293
  Accounts payable and accrued liabilities            179,899           160,709
  Income and other taxes payable                        1,090               427
  Current portion of long-term debt (note 5)           76,814             2,274
-------------------------------------------------------------------------------
                                                      267,459           216,703
-------------------------------------------------------------------------------
Long-term debt (note 5)                               167,122           195,491
-------------------------------------------------------------------------------
Long-term liabilities (note 6)                         15,188            18,182
-------------------------------------------------------------------------------
Deferred income taxes                                   9,129             3,369
-------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock (note 7)                                146,789           139,432
Retained earnings                                     232,436           207,903
Foreign currency translation adjustment                14,879            10,532
-------------------------------------------------------------------------------
                                                      394,104           357,867
-------------------------------------------------------------------------------
                                                   $  853,002        $  791,612
-------------------------------------------------------------------------------

Approved by the Board


/s/ G.S. Lang                           /s/ W.M.E. McLeod

G.S. Lang, Director                     W.M.E. McLeod, Director

Consolidated Statements of Retained Earnings
Years ended December 31, 1996 and 1995

(in thousands of dollars)                              1996                1995
-------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                       $  207,903        $  184,808
Net income                                             38,646            32,768
Settlement of exercised stock options (note 7)         (4,571)              --
Excess of purchase price over paid up capital
  on repurchase of shares                                 --               (299)
-------------------------------------------------------------------------------
                                                      241,978           217,277
-------------------------------------------------------------------------------
Dividends
  Class A shares                                          575               596
  Class B shares                                        8,967             8,778
-------------------------------------------------------------------------------
                                                        9,542             9,374
-------------------------------------------------------------------------------
BALANCE AT END OF YEAR                             $  232,436        $  207,903
-------------------------------------------------------------------------------

Consolidated Statements of Changes in Financial Position
Years ended Decembert 31, 1996 and 1995

(in thousands of dollars)                                                            1996          1995
-------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)
OPERATIONS
  Net income                                                                    $  38,646     $  32,768
  Items not requiring cash:
    Depreciation and amortization                                                  45,790        37,651
    Deferred income taxes                                                           6,718         6,261
-------------------------------------------------------------------------------------------------------
                                                                                   91,154        76,680
  Net change in non-cash operating working capital                                (22,207)       (7,384)
-------------------------------------------------------------------------------------------------------
  Total cash provided by operations                                                68,947        69,296
-------------------------------------------------------------------------------------------------------
FINANCING
  Net long-term borrowings                                                         46,001       114,237
  Issue of shares                                                                   7,357        11,127
  Settlement of exercised stock options                                            (4,571)            -
  Repurchase of shares                                                                  -          (515)
  Dividends                                                                        (9,542)       (9,374)
-------------------------------------------------------------------------------------------------------
  Total cash provided by financing                                                 39,245       115,475
-------------------------------------------------------------------------------------------------------
INVESTMENT
  Additions to property, plant and equipment                                      (39,083)      (44,743)
  Business acquisitions (note 2)                                                  (13,006)     (135,046)
  Translation adjustment, net non-monetary assets                                   3,410          (947)
  Other                                                                            (4,938)        1,229
-------------------------------------------------------------------------------------------------------
  Total cash used for investment                                                  (53,617)     (179,507)
-------------------------------------------------------------------------------------------------------
Increase in cash position                                                          54,575         5,264
Bank advances at beginning of year                                                (45,083)      (50,347)
-------------------------------------------------------------------------------------------------------
Cash position (bank advances) at end of year                                    $   9,492     $ (45,083)
-------------------------------------------------------------------------------------------------------
Cash position comprises cash and short-term investments, net of bank advances.


Notes to Consolidated Financial Statements
December 31, 1996 and 1995 (tabular amounts in thousands)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  BASIS OF CONSOLIDATION   The consolidated financial statements include the
accounts of all subsidiary companies since dates of acquisition.

(b)  FOREIGN CURRENCY TRANSLATION   The Company records foreign currency
denominated transactions at the Canadian dollar equivalent at the date of the transaction and translates foreign currency denominated monetary assets and liabilities at year-end exchange rates. Exchange gains and losses are included in income.

The Company's foreign subsidiaries are defined as self-sustaining. Revenue and expense items, including depreciation and amortization, are translated at the average rate for the year. All assets and liabilities are translated at year-end exchange rates, and any resulting exchange gains or losses are included in shareholders' equity and described as foreign currency translation adjustment.

Movement in the foreign currency translation adjustment during the year results from changes in the value of the Canadian dollar in comparison to the U.S. dollar, the British pound, the Australian dollar and the Mexican peso, and from changes in foreign denominated net assets.

(c)  INVENTORIES   Raw materials and supplies are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value.

(d)  PROPERTY, PLANT AND EQUIPMENT   Property, plant and equipment are recorded
at cost, which includes interest and certain start-up costs during the construction of major projects. Cost is reduced by applicable investment tax credits. Depreciation is provided primarily on the straight-line basis using rates varying from 2% to 10% on buildings, and from 6.7% to 33.3% on machinery and equipment.

(e)  GOODWILL   Goodwill represents the excess of the purchase price over the fair values of net assets acquired, and is being amortized on a straight-line basis over a maximum of 40 years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events and circumstances which might have impaired the fair value. Goodwill is written down to fair value when declines in value are considered to be other than temporary based upon expected cash flows from the individual business units.

(f)  ENVIRONMENTAL MATTERS   The Company's operations are subject to
environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when site restoration and environmental remediation obligations are either known or considered probable and can be reasonably estimated.

(g)  USE OF ESTIMATES   The presentation of financial statements, in conformity
with generally accepted accounting principles, requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from these estimates.

(h)  1995 COMPARATIVE   Certain of the 1995 figures have been restated to
conform with the presentation adopted for 1996.

2.   BUSINESS ACQUISITIONS

In January 1996, the Company purchased the assets of Imperial Cosmetics, a contract manufacturer of cosmetics specializing in lipstick technology, located in East Stroudsburg, Pennsylvania, for $8.5 million. Goodwill arising on the transaction will be amortized over 20 years.

In November 1996, the Company expanded its ownership in its Mexican operation, Alustar S.A. de C.V., an aluminum aerosol can manufacturer, to become the controlling shareholder, for $4.5 million.

These acquisitions have been accounted for by the purchase method, and the details of these transactions are as follows:

Working capital, non-cash                                              $  1,441
Non-current assets at assigned values                                     5,981
-------------------------------------------------------------------------------
Net assets                                                                7,422
Goodwill, being the excess of purchase price over the
  net assets acquired                                                     5,584
-------------------------------------------------------------------------------
Total consideration                                                    $ 13,006
-------------------------------------------------------------------------------

In December 1995, the Company purchased certain North American pressure sensitive label printing operations, and the North American label application machinery business from Avery Dennison Corporation, for consideration of cash of $135.0 million. Manufacturing facilities are located in Monrovia, California and Cincinnati, Ohio in the United States, in Etobicoke, Ontario, Canada and Mexico City, Mexico. The Company has consolidated some of its plants and rationalized the sales force and other functions, and the related costs were provided for at the time of acquisition.

The operating results of Avery have been consolidated with CCL from the date of acquisition. Goodwill arising on the transaction will be amortized over 30 years. This acquisition has been accounted for by the purchase method, and the details of this transaction are as follows:

Working capital, non-cash                                             $  13,778
Non-current assets at assigned values                                    26,664
-------------------------------------------------------------------------------
Net assets                                                               40,442
Goodwill, being the excess of purchase price over the
  net assets acquired                                                    94,604
-------------------------------------------------------------------------------
Total consideration                                                   $ 135,046
-------------------------------------------------------------------------------

3.   INVENTORIES

                                                         1996              1995
-------------------------------------------------------------------------------
Raw materials and supplies                          $  83,631         $  72,322
Work in process and finished goods                     50,447            43,363
-------------------------------------------------------------------------------
                                                    $ 134,078         $ 115,685
-------------------------------------------------------------------------------

4.   PROPERTY, PLANT AND EQUIPMENT

                                                         1996              1995
-------------------------------------------------------------------------------
Land                                                $  11,607         $  11,344
Buildings                                             108,987           102,234
Machinery and equipment                               457,590           426,757
-------------------------------------------------------------------------------
                                                      578,184           540,335
Accumulated depreciation                             (241,907)         (214,050)
-------------------------------------------------------------------------------
                                                    $ 336,277         $ 326,285
-------------------------------------------------------------------------------


5.   TOTAL DEBT

                                                         1996              1995
-------------------------------------------------------------------------------
Bank advances                                       $   9,656         $  53,293
Current portion of long-term debt                      76,814             2,274
Long-term debt due after one year                     167,122           195,491
-------------------------------------------------------------------------------
Total debt outstanding                              $ 253,592         $ 251,058
-------------------------------------------------------------------------------

(a) The total borrowings at December 31, 1996 are denominated in the following currencies:

                                                        Local          Canadian
Currency                                             Currency        Equivalent
-------------------------------------------------------------------------------
Canadian dollars                                    $  78,471         $  78,471
U.S. dollars                                      US$ 126,173           172,935
U.K. sterling                                (Pounds)     931             2,186
-------------------------------------------------------------------------------
                                                                      $ 253,592
-------------------------------------------------------------------------------

(b) The short-term operating lines of credit provided to the Company and included in bank advances at December 31 are:

                                                         1996              1995
-------------------------------------------------------------------------------
Credit lines available                              $  54,196         $  98,401
Credit lines used                                   $   9,656         $  53,293
-------------------------------------------------------------------------------

All operating facilities are unsecured and at interest rates varying with LIBOR (London Interbank Offered Rate) or with the prime or base rate.

(c)  Total long-term debt is comprised of:

                                                         1996              1995
-------------------------------------------------------------------------------
Unsecured senior notes ($120,000,000 U.S.)          $ 164,474         $     --
Unsecured debentures                                   75,000            75,000
Bridge loan                                               --            115,946
Other loans                                             4,462             6,819
-------------------------------------------------------------------------------
                                                    $ 243,936         $ 197,765
-------------------------------------------------------------------------------

The unsecured Canadian dollar debentures mature on January 2, 1997 and bear interest at 10.35% payable semi-annually. In 1993, the Company entered into cross-currency interest rate swaps which matured on January 2, 1997, the effect of which was to convert the obligation to service the Canadian dollar denominated debentures into U.S. dollar denominated debt of $58,480,000. Under the terms of the swap agreements, interest was payable at LIBOR plus 3.2%. At December 31, 1996, the effective interest rate on the debentures was 9.1%.

To finance the Avery acquisition in December 1995, the Company entered into a nine-month bridge facility for $85,000,000 U.S. with a major Canadian bank.

On March 15, 1996, the Company borrowed from private U.S. institutional investors $120,000,000 U.S., by issuing unsecured senior notes, for a 10-year term at 6.66% to repay the bridge loan and to reduce other short-term borrowings.

Other loans include Industrial Revenue Bonds and capital leases at various rates and repayment terms.

(d) The overall weighed average interest rate on total long-term debt at December 31, 1996, including the above noted interest rate swap agreements, was 7.4% (1995 -- 7.8%).

(e)  Interest expense incurred:

                                                         1996              1995
-------------------------------------------------------------------------------
Current                                             $   9,415         $   4,190
Long-term                                              10,361             8,847
-------------------------------------------------------------------------------
                                                       19,776            13,037
Interest income                                        (1,123)           (1,085)
-------------------------------------------------------------------------------
Net interest expense                                $  18,653         $  11,952
-------------------------------------------------------------------------------

(f)  Long-term debt repayments are as follows:

1997                                                                  $  76,814
1998                                                                      1,236
1999                                                                        311
2000                                                                        211
2001                                                                        244
2002 and beyond                                                         165,120
-------------------------------------------------------------------------------
                                                                      $ 243,936
-------------------------------------------------------------------------------

(g) Fair value of financial instruments: The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and bank advances approximates fair value due to the short-term maturities of these instruments. Financial instruments with a carrying value on the financial statements different from their fair value include long-term debt with a carrying value at December 31, 1996 of $243,936,000 (1995 -- $197,765,000), and a fair value at
December 31, 1996 of $234,293,000 (1995 -- $200,643,000). Interest rate and cross-currency swap agreements related to the $75 million Canadian debenture as at December 31, 1996 had a fair value liability of $5,473,000 (1995 -- $4,606,000).

6.   LONG-TERM LIABILITIES

Long-term liabilities relate primarily to environmental matters and represent management's best estimate for site restoration costs. The actual timing of payments against these reserves is unknown.

7.   CAPITAL STOCK

The Company's authorized capital consists of an unlimited number of Class A voting shares and an unlimited number of Class B non-voting shares.

(a) ISSUED

                                                                            CLASS A                    CLASS B
                                                                       Shares      Amount         Shares      Amount
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                                              3,425     $  6,517         29,503     $122,004
  Issued for cash under employee share plans                              --           --           1,243       11,127
  Repurchase of shares under Normal Course Issuer Bid process             --           --             (50)        (216)
  Conversions from Class A to Class B shares                             (916)      (1,743)           916        1,743
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                            2,509        4,774         31,612      134,658
  Issued for cash under employee share plans                              --           --             854        7,357
  Conversions from Class A to Class B shares                              (11)         (21)            11           21
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                            2,498     $  4,753         32,477     $142,036
----------------------------------------------------------------------------------------------------------------------

Total capital stock at December 31, 1996 was $146,789,000 (1995 --
$139,432,000).

(b) SHARE ATTRIBUTES

Class A

Class A shares carry full voting rights and are convertible at any time into Class B shares. Dividends are currently set at 5 cents per share per annum less than Class B shares.

Class B

Class B shares rank equally in all material respects with the Class A shares, except as follows:

(i) They are entitled to receive material and attend, but not vote at, regular shareholder meetings.

(ii) They are entitled to voting privileges when consideration for the Class A shares, under a takeover bid when voting control has been acquired, exceeds 115% of the market price of the Class B shares.

(iii) They are entitled to receive, or have set aside for payment, dividends as declared by the Board of Directors from time to time.

(c)  EARNINGS PER SHARE

                                        1996                        1995
                                  Class A   Class B           Class A   Class B
-------------------------------------------------------------------------------
Net income                         $ 1.08    $ 1.13            $  .93    $  .98
-------------------------------------------------------------------------------

The weighted average number of shares issued and outstanding is 34,436,000 (1995 -- 33,710,000).

Fully diluted earnings per Class B share in 1996 were $1.10 (1995 -- $.94). This reflects the dilutive effect of the exercise of 1,362,400 share options outstanding at December 31, 1996, assuming they had been exercised at the beginning of the year.

(d) SHARE OPTIONS. As at December 31, 1996 present and former employees, officers and directors of the Company hold options to purchase 1,362,400 Class B non-voting shares pursuant to the Employee Stock Option Plan. The options expire in the following years and are exercisable at the following prices:

                                                                        Class B
                                             Exercise         Non-Voting Shares
Year of Expiry                            Price Range              Under Option
-------------------------------------------------------------------------------
1997                                    $ 7.25  - $ 9.625                   249
1999                                    $ 9.00  - $ 9.625                   218
2000                                    $ 9.125 - $11.75                    612
2001                                    $14.35                              283
-------------------------------------------------------------------------------
                                                                          1,362
-------------------------------------------------------------------------------

The weighted average exercise price for the options outstanding at December 31, 1996 was $10.66.

During the year, certain holders of 782,600 stock options that were granted under the Employee Stock Option Plan exercised their right to receive cash based on the difference between the market value on the date of the exercise and the exercise price of the options.

8.   INCOME TAXES


                                                                           1996                1995
---------------------------------------------------------------------------------------------------
Combined Canadian federal and provincial income tax rate                  35.23%              35.49%
---------------------------------------------------------------------------------------------------
Income before income taxes                                             $ 56,510            $ 51,388
---------------------------------------------------------------------------------------------------
Expected income taxes                                                  $ 19,922            $ 18,238
Increase (decrease) resulting from:
  Foreign tax rate differential                                          (1,859)               (450)
  Utilization of prior years' U.K. operating losses                      (1,944)               (690)
  Non-deductible goodwill amortization                                      787                 663
  Other                                                                     958                 859
---------------------------------------------------------------------------------------------------
Income taxes                                                           $ 17,864            $ 18,620
---------------------------------------------------------------------------------------------------
Effective income tax rate                                                  31.6%               36.2%
---------------------------------------------------------------------------------------------------

9.   COMMITMENTS AND CONTINGENCIES

The Company has commitments under various long-term operating lease agreements. Future minimum payments under such lease obligations are due as follows:

1997                                                                   $  6,650
1998                                                                      5,852
1999                                                                      4,727
2000                                                                      2,616
2001 and beyond                                                           2,652
-------------------------------------------------------------------------------
                                                                       $ 22,497
-------------------------------------------------------------------------------

The Company utilizes futures contracts to hedge the cost of aluminum used in its container manufacturing process against specific customer requirements. As at December 31, 1996, future contracts for $18.7 million U.S. of aluminum purchase commitments, extending into 1998, were outstanding.

In January 1996, the Company entered into a joint venture in Shanghai, China to set up an aerosol and liquid filling operation. Construction began in 1996 and is expected to be completed at the end of 1997. The Company's financial commitment for 1997 is estimated at $2 million U.S.

The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with its operations. While it is not possible to estimate the outcome of the various proceedings at this time, the Company does not believe that it will incur any significant additional loss or expense in excess of amounts provided.

10.  PENSION PLANS

The Company maintains several defined benefit pension plans and three supplemental retirement plans. The most recent actuarial valuations, prepared during the year, indicated that the accrued benefit obligation for all plans was $41,018,000, which includes $3,533,200 for the unfunded supplemental retirement plans. The value of the assets in the defined benefit pension plans, principally calculated at market related values, was $42,093,000 at December
31, 1996.

The Company provides benefits to certain retired employees. The expected costs of these programs, which are not significant, are accrued over the employees' years of service.

11.  SUBSEQUENT EVENTS

In January 1997, the Company purchased the assets of Evi-Mex S.A. de C.V., the only other producer of aluminum aerosol cans in Mexico, for approximately $5.5 million.

12.  SEGMENTED INFORMATION

(a)  INDUSTRY SEGMENTS

                                                                          Sales to Customers                   Operating Income
                                                                         1996           1995                1996           1995
-------------------------------------------------------------------------------------------------------------------------------
Consumer Products                                                  $  833,126     $  740,549          $   51,097     $   45,548
Container                                                             125,035        107,958              15,154         12,268
Label                                                                 193,385        130,811              17,031         12,152
-------------------------------------------------------------------------------------------------------------------------------
                                                                   $1,151,546     $  979,318              83,282         69,968
-------------------------------------------------------------------------------------------------------------------------------
Corporate expense                                                                                          8,119          6,628
Interest expense                                                                                          18,653         11,952
Income taxes                                                                                              17,864         18,620
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                            $   38,646     $   32,768
-------------------------------------------------------------------------------------------------------------------------------

                                      Identifiable Assets        Depreciation & Amortization               Capital Expenditures
                                      1996           1995                1996           1995                1996           1995
-------------------------------------------------------------------------------------------------------------------------------
Consumer Products               $  420,705     $  388,973          $   22,792     $   21,693          $   21,198     $   32,929
Container                          173,122        159,956               9,506          8,501               8,217          5,794
Label                              227,907        222,196              13,157          7,161               9,283          5,953
Corporate                           31,268         20,487                 335            296                 385             67
-------------------------------------------------------------------------------------------------------------------------------
Total                           $  853,002     $  791,612          $   45,790     $   37,651          $   39,083     $   44,743
-------------------------------------------------------------------------------------------------------------------------------

(b)  GEOGRAPHIC SEGMENTS

                                                                          Sales to Customers                   Operating Income
                                                                         1996           1995                1996           1995
-------------------------------------------------------------------------------------------------------------------------------
Canada                                                             $  267,899     $  249,007          $   29,941     $   27,599
United States                                                         706,994        596,015              47,431         39,248
United Kingdom                                                        176,653        134,296               5,910          3,121
-------------------------------------------------------------------------------------------------------------------------------
                                                                   $1,151,546     $  979,318              83,282         69,968
-------------------------------------------------------------------------------------------------------------------------------
Corporate expense                                                                                          8,119          6,628
Interest expense                                                                                          18,653         11,952
Income taxes                                                                                              17,864         18,620
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                            $   38,646     $   32,768
-------------------------------------------------------------------------------------------------------------------------------

                                      Identifiable Assets        Depreciation & Amortization               Capital Expenditures
                                      1996           1995                1996           1995                1996           1995
-------------------------------------------------------------------------------------------------------------------------------
Canada                          $  195,922     $  181,528          $   10,389     $    9,345          $    9,215     $    9,632
United States                      533,437        504,479              30,401         24,039              24,465         23,139
United Kingdom                     123,643        105,605               5,000          4,267               5,403         11,972
-------------------------------------------------------------------------------------------------------------------------------
Total                           $  853,002     $  791,612          $   45,790     $   37,651          $   39,083     $   44,743
-------------------------------------------------------------------------------------------------------------------------------

Eleven Year Financial Summary
(in thousands of dollars except per share and ratio data)

                                           1996           1995           1994           1993           1992           1991
--------------------------------------------------------------------------------------------------------------------------
SALES AND NET INCOME
Sales                                $1,151,546     $  979,318     $  933,226     $  830,264     $  709,602     $  596,377
Depreciation & amortization              45,790         37,651         35,448         33,035         28,910         26,447
Interest expense                         18,653         11,952          8,884         10,899         15,777         19,487
Income (loss) from
  continuing operations                  38,646         32,768         28,035          6,103*        44,708**          185***
Net income (loss)                        38,646         32,768         28,035          6,103         44,708            185
Net income (loss)
  per Class B share:
  From continuing operations               1.13            .98            .85            .19*          1.37**          .01***
Net income                                 1.13            .98            .85            .19           1.37            .01
--------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Current assets                       $  324,109     $  274,414     $  261,420     $  297,670     $  314,651     $  164,742
Current liabilities                     267,459        216,703        229,609        246,265        239,583        155,267
Working capital                          56,650         57,711         31,811         51,405         75,068          9,475
Total assets                            853,002        791,612        664,760        660,919        737,442        598,211
Net debt                                234,444        242,848        133,875         66,739        248,792        198,317
Shareholders' equity                    394,104        357,867        335,287        313,621        302,925        257,178
Net debt to equity ratio                    .59            .68            .40            .21            .82            .77
Net debt to total capitalization           37.3%          40.4%          28.5%          17.5%          45.1%          43.5%
--------------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES
  (in thousands)
  Class A - December 31                   2,498          2,509          3,425          3,560          3,678          3,882
  Class B - December 31                  32,477         31,612         29,503         30,292         29,229         29,151
  Weighted average
    for the year                         34,436         33,710         33,313         33,246         32,879         32,784
--------------------------------------------------------------------------------------------------------------------------
CASH FLOW
EBITDA (note 1)                      $  120,953     $  100,991     $   89,180     $   65,518     $   63,210     $   53,277
Cash provided by operations              68,947         69,296         53,241         19,799         27,781         17,440
Additions to property,
  plant and equipment                    39,083         44,743         49,235         62,253         41,786         35,146
Business acquisitions                    13,006        135,046         10,045            --          18,811         34,072
Dividends                                 9,542          9,374          9,156          9,175          9,024          8,989
Dividends per Class B share                 .28            .28            .28            .28            .28            .28
Cash flow per
  Class B share (note 2)                   2.45           2.09           1.91           1.44           1.29            .98
--------------------------------------------------------------------------------------------------------------------------

                                           1990           1989           1988           1997           1986
-----------------------------------------------------------------------------------------------------------
SALES AND NET INCOME
Sales                                $  473,778     $  385,665     $  357,851     $  309,473     $  269,237
Depreciation & amortization              19,347         13,487         12,740         10,454          8,824
Interest expense                         12,959         12,731         10,994          6,719          6,150
Income (loss) from
  continuing operations                   8,957        (15,755)****     4,583          4,748          6,305
Net income (loss)                        18,982         78,495         22,083        (29,651)        18,170
Net income (loss)
  per Class B share:
  From continuing operations                .28           (.49)****       .15            .15            .21
Net income                                  .59           2.46            .71           (.95)           .60
-----------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Current assets                       $  137,352     $  242,352     $   92,772     $   82,797     $   81,261
Current liabilities                     116,171        189,867         99,442        118,418         77,876
Working capital                          21,181         52,485         (6,670)       (35,621)         3,385
Total assets                            568,442        599,884        458,253        488,072        463,157
Net debt                                200,425         82,967        216,626        258,795        214,319
Shareholders' equity                    265,756        250,069        175,751        160,589        195,643
Net debt to equity ratio                    .75            .33           1.23           1.61           1.10
Net debt to total capitalization           43.0%          24.9%          55.2%          61.7%          52.3%
-----------------------------------------------------------------------------------------------------------
NUMBER OF SHARES
  (in thousands)
  Class A - December 31                   3,996          4,020          4,114          4,118          4,133
  Class B - December 31                  28,862         28,455         27,705         27,062         26,603
  Weighted average
    for the year                         32,621         31,961         31,456         31,027         30,546
-----------------------------------------------------------------------------------------------------------
CASH FLOW
EBITDA (note 1)                      $   47,163     $   33,145     $   32,171     $   26,460     $   26,728
Cash provided by operations              27,688         33,546          4,949         29,321         13,699
Additions to property,
  plant and equipment                    24,684         16,059         32,169         54,708         68,162
Business acquisitions                    62,514         66,105            --          29,172         15,732
Dividends                                 8,781          7,961          7,370          7,102          6,520
Dividends per Class B share                 .28            .26            .24            .24            .22
Cash flow per
  Class B share (note 2)                    .89            .57            .56            .49            .50
-----------------------------------------------------------------------------------------------------------

   * After gain of $65.9 million on sale of Crown Cork & Seal shares and asset write-down and provision for restructuring costs of $69.7 million.

  **    After gain of $48.2 million on sale of Crown Cork & Seal shares.

 *** After provision of $30.0 million for decline in real estate values and gain of $23.0 million on sale of Crown Cork & Seal shares.

****    After special reorganization expenses of $32.6 million.

Note 1 EBITDA defined as earnings before interest, income taxes, depreciation and amortization.

Note 2  Cash flow defined as net income plus depreciation and amortization.